Amy Fliegelman Olli - Page 1

Avaya Inc.
4655 Great America Parkway
Santa Clara, CA 95054 USA

April 23, 2014

Ms. Amy Fliegelman Olli
110 Ackworth Court
Cary, NC 27519

Dear Amy,

It gives me great pleasure to offer you a Senior Vice President position in Avaya Inc. In addition to confirming my offer, this letter sets out the terms and conditions of your employment and outlines the current major features of Avaya’s compensation and benefit plans, programs and practices under which you will be covered.

Assumption of Duties: Effective on or about June 9, 2014, you will assume the role of Senior Vice President, General Counsel, reporting to me. Your office will be located at 4655 Great America Parkway, Santa Clara, CA 95054.

Weekly Base Salary: Your annual base salary will be $650,000, paid weekly. Based on your hire date of June 9, 2014, you will receive your first paycheck on June 20, 2014 and at the end of each week thereafter.

EC Discretionary Annual Incentive Plan: As a member of the Executive Committee, you will be eligible to participate in the Avaya Inc. Executive Committee Discretionary Annual Incentive Plan (the “EC DAIP”), which provides you with a semi-annual opportunity to earn incentive compensation based on your individual performance and the company’s performance. Your target opportunity under this plan is 80% of your base compensation. The terms and conditions of the EC DAIP are governed by the EC DAIP plan document, which will be provided under separate cover within 30 days of your date of hire.

Sign-On Bonus: We will pay you a cash sign-on bonus (the “Bonus”) in the amount of $750,000 less applicable taxes according to the following schedule:

•	$250,000, which will be paid in the payroll cycle nearest to 30 days from your date of hire

•	$250,000, which will be paid in the payroll cycle nearest to the first anniversary of your date of hire

•	$250,000, which will be paid in the payroll cycle nearest to the second anniversary of your date of hire

You must be an employee of Avaya on each payroll cycle date to be eligible to receive payment, unless your employment is terminated involuntarily under the Avaya Inc. Involuntary Separation Plan for Senior Officers prior to any of the payment dates, in which case you will receive a pro-rated portion of the next scheduled payment, based on the number of full months of employment between the payment dates (e.g. if termination occurred on July 10, 2015, the pro-rated payment would be $250,000/12* 1 full month of service, or $20,833).

Long term Incentives:

EC Performance Recognition Plan: You will be eligible to participate in the Avaya Inc. Executive Committee Performance Recognition Plan (the “EC LTIP”).  Your annual opportunity for fiscal years 2014 and 2015 under this plan will be $650,000. The terms and conditions of the EC LTIP will be communicated to you through the EC LTIP plan document and the related award agreement, under separate cover within 30 days of your start date.

Long-Term Cash Award: You will be granted a cash award in the amount of $500,000 USD. This award will vest and be paid according to the following schedule:  one-third on each of the first, second and third anniversaries of the grant date. Included with this letter, as Appendix D, is the current version of the award agreement which contains the specific terms of your award and, among other things, post-employment provisions regarding Non-Disclosure, IP Assignment, Non-Solicitation and Non-Competition.  You will receive a final copy of the agreement within 30 days of your date of hire.  You must be an employee of Avaya on the vesting dates specified in your award agreement to receive payment.

Stock Option Grant: Subject to approval by the Board of Directors or its delegate, you will be awarded options to purchase 300,000 shares of common stock of Avaya Holdings Corp., the parent company of Avaya (“Parent”). The strike price of these options will be determined by the Board of Directors or its delegate based on the fair market value of Parent’s common stock at the earlier of the future valuation of, or an initial public offering with respect to, Parent’s common stock. This award will consist of stock options which will vest one-third on each of the first, second, and third anniversaries of the date of grant.

The specific terms of your award are contained in the Amended and Restated Avaya Holdings Corp. (formerly known as Sierra Holdings Corp.) 2007 Equity Incentive Plan and in the related individual award agreement, which exclusively control your stock options and supersede any other written or oral representations concerning your options, including this letter. Included with this letter as Appendix A and B are current versions of the plan and award agreement, which contain, among other things, post-employment provisions regarding Non-Disclosure, IP Assignment, Non-Solicitation and Non-Competition.  You will receive a final copy of the plan and the agreement after your award has been approved by the Board of Directors or its delegate.  You must be an employee of Avaya on the vesting dates specified in your award agreement to receive your award.

Restricted Stock Units (RSUs): In addition to the stock option grant noted above, subject to approval by the Board of Directors or its delegate, you will be awarded a grant of Restricted Stock Units (RSUs) having an aggregate cash value on the date of grant of $750,000; the specific number of shares subject to the RSU award will be determined by the Board of Directors or its delegate based on the fair market value of Parent’s common stock at the earlier of the future valuation of, or an initial public offering with respect to, Parent’s common stock.  Each RSU represents one share of common stock of Parent. The award will be governed by the terms and conditions of the Amended and Restated Avaya Holdings Corp. 2007 Equity Incentive Plan and your individual RSU Award Agreement. In addition, any shares received on vesting would be subject to the terms and conditions of the Management Stockholders’ Agreement dated as of October 26, 2007, including restrictions on the sale or other permitted transfers of the issued shares.  The RSUs will vest and become non-forfeitable annually over a three (3) year period, according to the following schedule: one-third of the RSUs will become vested on each of the first, second, and third anniversaries of the Grant Date. You must be an employee of Avaya on each vesting date in order for each respective portion of your award to vest. Included with this letter as Appendix C is the current version of the award agreement pertaining to the RSUs, which is subject to change at the Company’s sole discretion between the time of this letter and approval by the Board of Directors or its delegate.
Long-Term Cash Equity Value Assurance: We are pleased to offer you the opportunity to earn an additional cash award of $1,300,000 to $1,950,000, payable subject to paragraphs (i) and (ii) below. The final award will be based on your actual EC LTIP awards for fiscal 2014 and 2015, with further discretionary adjustments on an annual basis for individual contribution level as recommended by the CEO and approved by the Compensation Committee of the Board of Directors. In addition, the payment will be reduced by the sum of:

(i)
the aggregate cash proceeds (on a pre-tax basis), if any, realized by you or your Permitted Transferees (as defined in the Management Stockholders’ Agreement dated as of October 26, 2007) with respect to sales of your or your Permitted Transferees’ shares of the common stock of Parent (or any successor company) on or prior to November 30, 2017; and

(ii)
if on November 30, 2017, the common stock of Parent (or any successor company) is publicly listed on a national securities exchange, the fair market value of the shares of Parent (or such successor company) common stock that you or your Permitted Transferees beneficially own or, upon exercise of vested stock options, if any, (assuming a cashless exercise) or receipt of stock units, in each case on a pre-tax basis, could beneficially own as of the close of trading on that date or the next preceding date on which shares are traded.

Payment of this award is conditioned on you remaining employed on the date the payment is made and receipt by Avaya of your written acceptance of the terms of this letter agreement by April 30, 2014.
Employee Benefit Plans: Attachment B is a summary of benefits available to you under Avaya’s Executive and general employee benefit plans. For most plans, you will be covered immediately from date of hire.

Contingency of Offer: This offer of employment is contingent upon the successful completion of reference checks, a background check and a mandatory drug screen. A positive drug screen will automatically result in rescission of this offer. This Offer is also contingent upon your execution of the Employee Agreement regarding Intellectual Property and Proprietary Information, attached as Attachment C.

Relocation Plan: You will be eligible for full relocation benefits. Attachment D is a summary of the plan highlights for which you will be eligible.

Benefit and Incentive Plan Terms: The benefit and incentive plans, programs and practices briefly outlined in this letter, reflect their current provisions. Payments and benefits under these plans, programs and practices, as well as other payments referred to in this letter are subject to IRS rules and regulations with respect to withholding, reporting, and taxation, and will not be grossed-up unless specifically stated. The Company reserves the right to discontinue or modify any compensation, incentive, benefit, perquisite plan, program or practice at its sole discretion and without prior notice. Moreover, the very brief summaries contained herein are subject to the written terms of such plans, programs and practices, which supersede any other written or oral representations concerning such plans, programs and practices, including this letter.

For purposes of the Executive and employee benefits plans, the definition of includable compensation is set forth in the respective plans, and may be amended or modified at any time and without prior notice. No other compensation and payments reflected in this offer are included in the calculation of any employee or Executive benefits. You may consult with the respective summary plan descriptions, which are available on request, for specific plan information.

There may be other benefits at Avaya that include certain non-solicitation obligations, e.g. equity grants, that are not meant to conflict with this offer letter. In case of any conflict between the provisions of this letter and the provisions of any other applicable benefit plan, program or agreement in which you participate, the obligations set forth in such benefit plan, program or agreement shall govern.

Employment At-Will: This letter is neither an express nor implied contract for continued employment or employment for a specific length of time. Your employment with Avaya will be “At-Will.” This means that you have the right to terminate your employment at any time and for any reason. Likewise, Avaya may terminate your employment at any time and for any reason.

Prior Representation: By acceptance of this offer you further agree that this offer supersedes and completely replaces any prior oral or written communications or representations concerning or relating to your employment with Avaya.

If you agree to the foregoing terms and conditions of employment, and affirm that there are no agreements or other impediments that would prevent you from providing exclusive service to Avaya, please sign this letter by April 30, 2014 in the space provided below.

Please fax the signed letter, as well as the signed Employee Agreement regarding Intellectual Property and Proprietary Information (Attachment C), to Carol Bonura of our Executive Staffing Group at (908) 450-1511, or sign, scan and email to bonura@avaya.com. Also, you will be receiving an email from Carol to initiate the background check process through HireRight.

Amy, I feel the package we have developed for you is attractive and anticipates that you will make a critical contribution to Avaya. As a Company, we have never been better positioned to take full advantage of the opportunities for growth and success in the marketplace. I look forward to having you join us. If you have any questions, please do not hesitate to call me or Carol Bonura at (908) 953-6988.

Sincerely,

___/s/ Kevin J. Kennedy_______
Kevin Kennedy
President and Chief Executive Officer

_/s/ Amy Fliegelman Olli________ _____4/27/14_________
Acknowledged and Agreed to: Date
Amy Fliegelman Olli